SEC FILE NUMBER 001-31822
CUSIP NUMBER 00430H201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	June 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Accelerate Diagnostics, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3950 South Country Club Road, Suite 470
Address of Principal Executive Office (Street and Number)

Tucson, Arizona 85714
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accelerate Diagnostics, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (the “Form 10-Q”). The Company has determined that it will be unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As reported in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2025, on such date, the Company and certain of its subsidiaries (collectively, the “Company Parties”) filed voluntary petitions (the “Bankruptcy Petitions”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (such court, the “Court” and such cases, the “Cases”). Additionally, as reported in such Current Report on Form 8-K, on May 8, 2025 prior to the filing of the Bankruptcy Petitions, the Company entered into that certain term sheet with an affiliate of Indaba Capital Management, L.P., the Company’s existing secured noteholder (the “Buyer”), to sell substantially all of the assets of the Company.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on June 4, 2025, on May 30, 2025, the Company Parties entered into a “stalking horse” asset purchase agreement (the “Asset Purchase Agreement”) with Buyer to sell substantially all of the assets of the Company (the “Sale Transaction”).

As reported in the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2025, on July 14, 2025, the Court entered an order approving the Sale Transaction, and on August 8, 2025, the Company Parties entered into an Amended and Restated Asset Purchase Agreement (the “A&R Asset Purchase Agreement”). The A&R Purchase Agreement modifies the Asset Purchase Agreement to, among other things, provide that the Buyer will acquire certain assets and liabilities of the Company rather than acquiring substantially all of the assets of the Company. Additionally, as reported in such Current Report on Form 8-K, on August 13, 2025, the Court entered an order (the “Confirmation Order”) confirming the Second Amended Combined Disclosure Statement and Chapter 11 Plan of Liquidation for Accelerate Diagnostics, Inc. and Accelerate Diagnostics Texas, LLC, dated July 10, 2025 (as amended, modified, or supplemented from time to time, the “Plan”). After satisfaction or waiver of the conditions precedent to the effectiveness of the Plan, the Company Parties intend to effect the transactions contemplated by the Plan.

The Plan incorporates by reference certain documents filed with the Court as part of a plan supplement, as the same have been amended from time to time prior to confirmation of the Plan and may be further amended prior to the effective date of the Plan (the “Effective Date”) or as otherwise set forth in the Plan (including the plan supplements) or the Confirmation Order.

The Company Parties currently expect that the Effective Date of the Plan will occur on or about August 18, 2025 or as soon as reasonably practicable thereafter, although the Company Parties can make no assurances as to when the Plan will become effective.

On the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) and warrants exercisable for shares of common stock of the Company will be canceled and discharged and holders of such equity interests will not receive or retain any property on account thereof.

Due to the demands associated with the Chapter 11 Cases and related activities, including the Sale Transaction, the Company and its management team and other finance, accounting and administrative personnel have devoted significant time, attention and resources to such bankruptcy matters. Moreover, combined with the limited resources available to the Company, and the resources that would be necessary for the Company to prepare financial statements for the Form 10-Q, the Company has determined that it will be unable to timely file the Form 10-Q without unreasonable effort or expense and is unable to estimate when or if it will be able to complete and file the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jack Phillips	520	365-3100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in “Part III — Narrative” of this Form 12b-25, the Company has determined that it will be unable to file the Form 10-Q without unreasonable effort or expense. The Company believes that its results of operations for the quarterly period ended June 30, 2025 differed significantly from its results of operations for the corresponding quarterly period ended June 30, 2024 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including the commencement of the Chapter 11 Cases and related activities, including the Sale Transaction.

Cautionary Note Regarding the Company’s Common Stock

Pursuant to Confirmation Order and the Plan, all outstanding shares of common stock of the Company (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) and warrants exercisable for shares of common stock of the Company will be canceled and discharged and holders of such equity interests will not receive or retain any property on account thereof.

Except as required by law, the Company disclaims any obligation to publicly update such statements.

Forward-Looking Statements

This Form 12b-25 includes statements that are, or may be deemed, “forward-looking statements.” In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements reflect the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements that the Company makes in this Form 12b-25 speak only as of the date of such statement, and the Company undertakes no obligation to update such statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events. The Company’s forward-looking statements in this Form 12b-25 include, but are not limited to, statements about the anticipated Effective Date and the Company Parties’ intent to effect the transactions contemplated by the Plan. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting the Company will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Accelerate Diagnostics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 18, 2025	By:	/s/ Jack Phillips
		Name:	Jack Phillips
		Title:	President and Chief Executive Officer